Exhibit 99.3

2026 GDEV INC. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED This notice (the “Notice”) is given to inform that the Company will hold its 2026 annual general meeting (the “AGM”) of the members (the “Members”) on August 28, 2026, at 3:00 p.m. (Cypriot time) at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus. The AGM will be held virtually by telecommunications means. GDEV Inc. Virtual Shareholder Meeting Information: Meeting Date: Friday, August 28, 2026. Meeting Time: 3:00 p.m. (Cypriot time), 8:00 a.m. Eastern Time (EDT). Annual Meeting-meeting webpage (information, webcast, telephone access and replay): https://www.cstproxy.com/gdevinc/2026 Record Date: Record Date: Only Members as of the end of business on July 2, 2026, are entitled to attend and vote at the AGM either personally or by proxy, and such proxy need not be a Member of the Company. Proxy: A Member may be represented at the AGM by a proxy who may speak and vote on behalf of the Member. The instrument appointing a proxy shall be produced before the time for holding the AGM. The instrument appointing a proxy shall be in the form set out in this Proxy Card. The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer. Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus, or by e-mail to investor@gdev.inc The cut-off time to provide proxies is 2:00 p.m. (Cypriot time) on August 28, 2026. Proxies submitted thereafter will not be considered. Voting According to Regulation 6.1 of the Company’s Memorandum of Association, each ordinary share in the Company confers upon the Member the right to one vote at the AGM. Materials Copies of materials related to the AGM, including this Proxy Card, the Proxy Notice and the form of the Amended and Restated Memorandum and Articles of Association are available for no charge on the Company’s website: https://www.gdev.inc/governance/annual-general-meeting. (Continued and to be marked, dated and signed on the other side) INTERNET www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: https://www.cstproxy.com/gdevinc/2026 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 2:00 p.m., Cyprus Time, on August 28, 2026. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Vote by Internet, Smartphone or Tablet - QUICK EASY GDEV INC. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Important Notice Regarding the Internet Availability of Proxy Materials for the 2026 Annual General Meeting

2026

To view the 2026 Proxy Materials, the form of the Amended and Restated Memorandum and Articles of Association and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/gdevinc/2026

PROXY

Please mark your votes like this **X**

The following agenda items are proposed for consideration and, if thought proper, for approval by the Members:

1. Election of Directors

According to Regulation 9.5 of the Company's Articles of Association, each Director holds office for a term expiring at the Company's next AGM immediately following their appointment, or until their earlier death, resignation or removal, and can be re-elected for successive terms. Upon the recommendation of the Nomination and Compensation Committee, the Board of Directors recommends to the AGM to re-elect the following Directors of the Company:

(1) Marie Holive	Independent Director
(2) Andrew Sheppard	Independent Director
(3) Tal Shoham	Independent Director
(4) Igor Bukhman *	Non-Executive Director
(5) Andrey Fadeev *	Director and CEO of the Company

*These directors are, pursuant to Regulation 9.2 of the Articles, subject to nomination and appointment by Everix and FG (as defined in the Articles) and are subject to election by resolution of those persons only.

The following resolution is proposed:

To re-elect the following independent Directors of the Company:

		FOR	AGAINST	ABSTAIN
(1) Marie Holive	Independent Director	☐	☐	☐
(2) Andrew Sheppard	Independent Director	☐	☐	☐
(3) Tal Shoham	Independent Director	☐	☐	☐

2. Approval and adoption of the Amended and Restated Memorandum and Articles of Association

The Board of Directors recommends to the AGM to approve and adopt the Amended and Restated Memorandum and Articles of Association of the Company in the form set out on the Company's website https://www.gdev.inc/governance/annual-general-meeting.

The following resolution is proposed:	FOR	AGAINST	ABSTAIN
To approve and adopt the Amended and Restated Memorandum and Articles of Association of the Company.	☐	☐	☐

Form of Instrument Appointing a Proxy to Exercise Discretion

I/We being a Member of the above Company HEREBY APPOINT *[Insert Full Name of Proxy, passport No.* ______________________________, residing at ______________________________ *] of*

____
[Insert Full Name of the Legal Entity] or failing them

____
[Insert Full Name of Additional Proxy, as necessary, passport No. ______________________________
residing at ______________________________ *] of*
[Insert Full Name of the Legal Entity]

____
to be my/our proxy to vote for me/us at the meeting of Members to be held on August 28, 2026 and at any adjournment thereof.

1. Election of Directors:

(a) Marie Holive

(b) Andrew Sheppard

(c) Tal Shoham

2. Approval and adoption of the Amended and Restated Memorandum and Articles of Association

By this instrument the Proxy is empowered and authorized to participate in the selection of the chairman of the AGM and request a poll if the Proxy thinks fit.

Signed this day of ______________________________, 2026.

Signature:

Name of the Member: ______________________________

Represented by: ______________________________

CONTROL NUMBER

Signature______________________________**Signature, if held jointly**______________________________**Date**______________, **2026**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.